Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 6 DATED APRIL 12, 2022

TO THE OFFERING CIRCULAR DATED DECEMBER 21, 2021

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 21, 2021 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update the description of our common stock.

Description of Our Common Stock

The following information supplements the section of our Offering Circular captioned “Description of Our Common Stock – Distributions”:

As of April 12, 2022, cumulative since inception, we have paid 16 consecutive quarterly distributions to stockholders totaling over $7,100,000, of which approximately $2,600,000 was paid in cash and $4,500,000 was reinvested in our shares pursuant to the distribution reinvestment plan.